

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 25, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Paritosh K. Choksi
Chief Financial Officer
ATEL Cash Distribution Fund V, LP
600 California Street, 6th floor
San Francisco, California 94108

      RE: Form 10-K for the fiscal year ended December 31, 2008
              Form 10-Q for the period ended March 31, 2009
                 File No. 0-23842

Dear Mr. Choksi:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                          Sincerely,

                          Rufus Decker
                          Accounting Branch Chief